Mail Stop 3561

June 22, 2006

Mr. Peter R. Ingram, Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street
Suite G-350
Honolulu, Hawaii 96819

> **Re:** **Hawaiian Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 23, 2006**
> **Form 10-Q for the quarter ended March 31, 2006**
> **Filed May 9, 2006**
> **File No. 001-31443**

Dear Mr. Ingram:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005
Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29
Liquidity and Capital Resources, page 40

1. Please identify and disclose known trends, events, demands, commitments and
    uncertainties that are reasonably likely to have a material effect on financial
    condition and operating performance in future filings. For example, in your risk
    factors (page 16), you disclose that Boeing has discontinued production of the 717
    aircraft and the availability of parts may become limited in future years. What
    impact will this event have on your expenses and profit and how will your
    liquidity be affected? Please consider the MD&A guidance in SEC Release Nos.
    33-8350, 34-48960, and FR-721 and revise future filings if significant.

Critical Accounting Policies, page 44
Frequent Flyer Accounting, page 49

2. We note that you recognize revenue from the sale of mileage credits when the
    transportation is likely to be provided. Please provide us with further information
    as to how you determine when the service is likely to be provided versus when it
    is actually provided.

Hawaiian Holdings, Inc.
Consolidated Statements of Operations, page F-2

3. Other operating expenses approximate 20% of total operating expenses. Please
    provide to us a detailed listing of amounts recorded in "Other" operating expenses
    totaling $105,353 and consider recaptioning these expenses to more specifically
    identify the nature of such costs.

Consolidated Balance Sheets, page F-3

4. Please explain to us the line item "Losses in excess of investment in Hawaiian
    Airlines, Inc." and the basis of accounting that resulted in this balance.

Consolidated Statements of Cash Flows, page F-5

5. Please reconcile the $113,685 cash inflow for the acquisition of Hawaiian Airlines
    with the net of cash paid and received in the acquisition in Note 4 on page F-14.

Note 3. Summary of Significant Accounting Policies, page F-8

6.   We note that you pay maintenance reserves under aircraft leases based on utilization. Please tell us and revise your accounting policies in note 3 to describe, how you account for such payments.

Note 4. Business Combination, page F-14

7.   From your filing, it appears you paid $218.3 million on behalf of Hawaiian upon its emergence from bankruptcy. You state that holders of non lease-related claims received full payment of their claims in cash and that holders of lease-related claims received a combination of Holdings stock, convertible notes, and cash. Please tell us whether the $218.3 million represents payments to all claimants or solely to lease-related claimants. Because you state holders of non lease-related claims received full payment in cash, it appears the purpose of the bankruptcy was to modify Hawaiian's lease agreements. Please tell us whether our understanding is correct. We note from page 5 that you recorded Hawaiian's emergence from bankruptcy as a business combination under SFAS 141 and recorded the assets and liabilities of Hawaiian at their fair values as of June 2, 2005. Please tell us why you believe this basis of accounting is appropriate in consideration of the guidance in SAB Topic 5.T, which requires that expenses paid by principal stockholders be accounted for as contributed capital. Include in your response a balance sheet with the historical values of each entity, the fair value purchase adjustments and the combined reported balances. Please also include the purchase price allocation and provide further details on what consideration was used for the "re-acquisition" of the company.

8.   Please provide us with a purchase price allocation that provides the total consideration per page F-14 allocated to the appropriate assets and liabilities acquired in the merger. Include in your response a description of factors that lead to recording significant amounts of goodwill. Refer to SFAS 141, paragraph 52.

Form 10-Q for the quarter ended March 31, 2006
Note 5. Debt and Common Stock Warrants, page 11

9.   Please provide further detail on your accounting for the amendment to the Senior Credit Facility as a debt modification. Based on the disclosures provided in Note 6 of the December 31, 2005 10-K, which indicate that the Company borrowed $20.8 million under the previous credit facility versus the $62.5 million borrowed under the new facility, we are unclear as to why the refinancing was not accounted for as a debt extinguishment since it appears that cash flows under the

       terms of the old and new credit facilities differed by more than 10%. Please
       advise or revise as appropriate. Refer to the guidance outlined in EITF 96-19.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

**In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our
review of your filing or in response to our comments on your filing.**

You may contact Heather Tress at 202-551-3624 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.
Please contact me at 202-551-3813 with any other questions.

           Sincerely,

           Linda Cvrkel
           Branch Chief